FIRST AMENDMENT TO THE

KENNECOTT UTAH COPPER SAVINGS PLAN

FOR REPRESENTED HOURLY EMPLOYEES

(Amended and Restated January 1, 2014)

1.        Plan Sponsor:  Kennecott Utah Copper LLC.

2.        Amendment of Plan:  The following amendment to the Kennecott Utah Copper Savings Plan for Represented Hourly Employees (the “Plan”) is adopted, effective as of the date this amendment is adopted.

A.       The name of the Plan is hereby changed to: Kennecott Utah Copper Savings Plan for Represented Employees.  All Plan references will be accordingly deemed amended.

B.       Section 1.6 of the Plan is hereby amended to read in full as follows:

1.6      Beneficiary means any individual, trust, estate, or other recipient properly designated by the Participant pursuant to the procedures required by the Administrator to receive death benefits payable hereunder, on either a primary or contingent basis.  In the event the Participant’s Beneficiary dies prior to receiving a distribution of the Participant’s Account, the Beneficiary will be the Beneficiary’s estate.

C.       Subsection 4.1(c) of the Plan is hereby amended to read in full as follows:

(c)       Automatic Enrollment.  Any newly eligible individual who becomes a Participant (including rehired Employees) will be deemed to elect to make Employee Contributions Before-Tax in an amount equal to four percent (4%) of such Participant’s Basic Pay for such payroll period unless the Participant affirmatively elects prior to the end of the election period established by the Administrator not to make any Employee Contributions Before-Tax or to elect to make Employee Contributions Before-Tax at a different percentage, subject to the following requirements:

D.       Subsection 4.1(d) of the Plan is hereby amended to read in full as follows:

(d)      Catch-Up Contributions.  All Participants who are eligible to make Employee Contributions Before-Tax under this Plan and who have attained age fifty (50) before the close of the calendar year shall be eligible to make Catch-Up Contributions in accordance with, and subject to the limitations of Code Section 414(v).  Such Catch-Up Contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Code Sections 402(g) and 415, and shall not be treated as a Participant Contribution for matching purposes.  The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of Code Sections 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416, as applicable, by reason of the making of such Catch-Up Contributions.

E.       Section 6.1 of the Plan is hereby amended to read in full as follows:

First Amendment to the
Kennecott Utah Copper Savings Plan for Represented Hourly Employees	8/2014
Prepared by Holland & Hart LLP

6.1      Distribution Events.  A Participant shall become eligible for a distribution upon Termination of Employment or upon the Participant’s Disability.  Accounts shall be distributed no sooner than 30 days following Termination of Employment or upon the Participant’s Disability.  A Participant’s Beneficiary or estate, as applicable, shall become eligible for a distribution upon the Participant’s Death.  An alternate payee shall become eligible for a distribution upon qualification of a domestic relations order (as if a Participant eligible for immediate distribution).

F.       Section 6.3 of the Plan is hereby amended to read in full as follows:

6.3     Form of Distribution.

(a)       Medium of Distribution.  The Participant’s Account determined under Section 6.2 will be distributed in cash with respect to investment funds other than the Employer Stock Fund.  Distributions from the Employer Stock Fund will be made at the Participant’s (or Beneficiary’s) election either in cash or in whole shares, with any fractional shares paid in cash.  In the event that a Participant has not made the election under the preceding sentence, distributions from the Employer Stock Fund will be made in cash.

(b)       Form of Distribution.  Following a distribution event described under Section 6.1, a Participant may irrevocably elect to receive a distribution in one of the forms listed below:

(1)      Distribution of the Account in a lump sum.

(2)      Effective November 4, 2014, distribution of the Account in substantially equal annual, semi-annual, quarterly or monthly cash payments over a fixed period elected prior to the commencement of distributions.  Notwithstanding the foregoing, the period over which installment payments are payable to the Participant may not exceed the greater of (A) the Participant’s life expectancy, or (B) if the Participant’s Beneficiary is the Participant’s Spouse, the joint and last survivor life expectancy of the Participant and his Beneficiary.  The fixed period elected prior to commencement of distributions may not be changed once distributions have commenced; provided that, notwithstanding any other language in this Section 6.3, a Participant may elect as of any scheduled payment date to receive the remainder of the value of his or her Account in a lump sum.  If the Participant dies while any installment payments remain unpaid, the Participant’s Beneficiary will receive the remainder of the value of the Participant’s Account in a lump sum.

(3)      Effective November 4, 2014, provided that distributions have not commenced, as provided in Section 6.3(b)(2) above, not more than once in a calendar quarter a partial distribution from the Participant’s Account of not less than $1,000.  In the event a Participant receives partial distributions in accordance with this Section 6.3(b)(3), the Participant will be entitled to receive the balance in the Participant’s Account at anytime in accordance with Section 6.3(b)(1) or Section 6.3(b)(2), but in no event later than the latest date specified in Section 6.6.

First Amendment to the
Kennecott Utah Copper Savings Plan for Represented Hourly Employees	8/2014
Prepared by Holland & Hart LLP

G.       Subsection 6.7(b) of the Plan is hereby amended to read in full as follows:

 (b)      Required Timing of Distribution.  The amount to which a Beneficiary is entitled under this Article 6 shall be distributed to the Beneficiary as soon as administratively feasible following the submission of an application for benefits by the Beneficiary following the Participant’s Death.  The distribution date may be deferred until the end of the Plan Year in which the Participant would have attained age 70½.  A Participant’s Spouse may qualify as the sole Beneficiary if the separate accounting requirements described under Treasury Regulations Section 1.401(a)(9)-8, Q&A-2, and related guidance, are met.

H.       Subsection 7.2(b)(3) of the Plan is hereby amended to read in full as follows:

(3)       the Participant’s Employee Contributions Before-Tax and any other employee contributions to all deferred compensation plans of the Employer are suspended for six (6) months following the date the Participant receives the hardship withdrawal and will not be subject to the automatic enrollment provisions upon expiration of the six (6) month period.  The Participant must affirmatively elect Employee Contributions Before-Tax and any other employee contributions following the hardship suspension.

3.              Terms and Conditions of Plan.  Except for the above amendment, all terms and conditions of the Plan are unamended and remain in full force and effect.

4.              Execution.  This First Amendment has been executed on this 20th day of August, 2014.

Kennecott Utah Copper LLC

By: /s/ Cori Petersen

Its: Manager, Total Rewards US / South America

6984223_4

First Amendment to the
Kennecott Utah Copper Savings Plan for Represented Hourly Employees	8/2014
Prepared by Holland & Hart LLP